UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Chesapeake Energy Corp
(Name of Issuer)

Common Stock, $0.01, par value per share
(Title of Class of Securities)

165167735
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 165167735	SCHEDULE 13G	Page 2 of 19

1	NAME OF REPORTING PERSON OCM XI CHK Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,287,439 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,287,439 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,287,439 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)
12	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of 6,287,439 shares of common stock, par value $0.01 per share (the “Shares”) of Chesapeake Energy Corp (the “Issuer”).

(2)	All calculations of percentage ownership herein are based on an aggregate of 133,971,136 shares of Common Stock issued and outstanding as of October 28, 2022, as reported by the Issuer on its Form 10-Q filed with the United States Securities Exchange Commission (the “SEC”) on November 1, 2022 (the “Form 10-Q”).

CUSIP No. 165167735	SCHEDULE 13G	Page 3 of 19

1	NAME OF REPORTING PERSON OCM Xb CHK Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,342,440 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,342,440 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,342,440 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of 2,342,440 Shares.

CUSIP No. 165167735	SCHEDULE 13G	Page 4 of 19

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,629,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,629,879 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,629,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the manager of OCM XI CHK Holdings, LLC and OCM Xb CHK Holdings, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 5 of 19

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,629,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,629,879 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,629,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 6 of 19

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,629,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,629,879 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,629,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 165167735	SCHEDULE 13G	Page 7 of 19

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,629,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,629,879 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,629,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 165167735	SCHEDULE 13G	Page 8 of 19

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,629,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,629,879 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,629,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 9 of 19

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,629,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,629,879 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,629,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 10 of 19

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,629,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,629,879 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,629,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 11 of 19

1	NAME OF REPORTING PERSON Brookfield Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,629,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,629,879 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,629,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 165167735	SCHEDULE 13G	Page 12 of 19

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,629,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,629,879 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,629,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation (f/k/a Brookfield Asset Management, Inc.).

CUSIP No. 165167735	SCHEDULE 13G	Page 13 of 19

ITEM 1.	(a)	Name of Issuer:

Chesapeake Energy Corporation

	(b)	Address of Issuer’s Principal Executive Offices:
6100 North Western Avenue Oklahoma City, OK 73118

ITEM 2.	(a)-(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)

OCM XI CHK Holdings, LLC, a Delaware limited liability company (“XI CHK Holdings”), in its capacity as the direct owner of 11,001,153 shares of Common Stock and Warrants exercisable for 1,033,811 Shares, at an exercise price of $36.18 per Share.

	(2)	OCM Xb CHK Holdings, LLC, a Delaware limited partnership (“Xb CHK Holdings”), in its capacity as the direct owner of 1,461 shares of Common Stock.

	(3)	Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), in its capacity as the manager of XI CHK Holdings and Xb CHK Holdings;

	(4)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as the managing member of Fund GP;

	(5)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

	(6)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

	(7)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”) in its capacity as the managing member of Holdings I;

(8)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the managing member of Holdings;

(9)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), in its capacity as the indirect owner of the class B units of OCG;

(10)	Brookfield Corporation (f/k/a Brookfield Asset Management Inc.), an Ontario corporation (“Brookfield”), in its capacity as the indirect owner of the class A units of OCG; and

(11)	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole Owner of the Class B Limited Voting Shares of Brookfield.

The principal business address of each of the Reporting Persons other than Brookfield Corporation and BAM Partners Trust is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA90071. The principal business address for Brookfield Corporation and BAM Partners Trust is Brookfield Place, Suite 100, 181 Bay Street, PO Box 762, Toronto, Ontario, Canada M5J 2T3.

CUSIP No. 165167735	SCHEDULE 13G	Page 14 of 19

(d)	Title of Class of Securities:

Common Shares, $0.01 par value per share (the “Shares”)

(e)	CUSIP Number: 165167735

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The responses of the Reporting Persons to Rows 5-9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

XI CHK Holdings directly holds 6,287,439 shares of the Issuer’s Common Stock, constituting approximately 4.7% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares.

Xb CHK Holdings Holdco directly holds 2,342,440 shares of the Issuer’s Common Stock, constituting 1.7% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares.

Fund GP, in its capacity as the manager of XI CHK Holdings and Xb CHK Holdings, has the ability to direct the management of XI CHK Holdings’ and Xb CHK Holdings’ business, including the power to vote and dispose of securities held by XI CHK Holdings and Xb CHK Holdings; therefore Fund GP may be deemed to beneficially own the Shares held by XI CHK Holdings and Xb CHK Holdings.

GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP

CUSIP No. 165167735	SCHEDULE 13G	Page 15 of 19

regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings. Therefore, GP I may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, OCG may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by XI CHK Holdings and Xb CHK Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

Brookfield, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG, and, as such, may indirectly control the decisions of OCG, regarding the vote and disposition of securities held by XI CHK Holdings, Xb CHK Holdings and Securities Group Holdings; therefore Brookfield may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint and remove certain directors of Brookfield and, as such, may indirectly control the decisions of Brookfield regarding the vote and disposition of securities held

CUSIP No. 165167735	SCHEDULE 13G	Page 16 of 19

by XI CHK Holdings, Xb CHK Holdings and Securities Group; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the Shares held by XI CHK Holdings and Xb CHK Holdings.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All ownership percentages of the securities reported in this Statement are based on an aggregate of 133,971,136 Shares outstanding as of November 1, 2022, as reported by the Issuer on the Form 10-Q.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 165167735	SCHEDULE 13G	Page 17 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

OCM XI CHK HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM XB CHK HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

CUSIP No. 165167735	SCHEDULE 13G	Page 18 of 19

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

CUSIP No. 165167735	SCHEDULE 13G	Page 19 of 19

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2023

OCM XI CHK HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM XB CHK HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary